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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

                                 ---------------

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                         CONTINUUS SOFTWARE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                 ---------------

                         CONTINUUS SOFTWARE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   21218R 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JOHN R. WARK
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         CONTINUUS SOFTWARE CORPORATION
                               9401 JERONIMO ROAD
                            IRVINE, CALIFORNIA 92618
                                 (949) 830-8022
            (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                           PERSON(S) FILING STATEMENT)

                                 ---------------

                                   COPIES TO:

                              D. BRADLEY PECK, ESQ.
                            MICHAEL B. MALEDON, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000


         [ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
           COMMUNICATIONS MADE BEFORE COMMENCEMENT OF A TENDER OFFER.

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This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on October 30, 2000 by Continuus Software Corporation, a Delaware corporation (the "COMPANY") (as amended and together with the Exhibits and Annexes thereto, the "SCHEDULE 14D-9"), relating to the tender offer by Raindrop Acquisition Corp., a Delaware corporation ("PURCHASER") and wholly owned subsidiary of Telelogic AB, a company organized under the laws of Sweden ("TELELOGIC"), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the "SHARES") at a purchase price of $3.46 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated October 30, 2000 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments or supplements to either document, the "OFFER"). Except to the extent amended and supplemented as set forth below, the information in the Schedule 14D-9 is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 9. ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following:

A copy of the joint press release, dated November 22, 2000, issued by Telelogic and the Company announcing the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is attached hereto as
Exhibit 18 and is incorporated herein by reference.

ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit that is incorporated herein by reference.

     Exhibit 18 Joint Press Release, dated November 22, 2000, issued by Continuus Software Corporation and Telelogic AB.



                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CONTINUUS SOFTWARE CORPORATION


                                           /s/ JOHN R. WARK
Date:  November 22, 2000                   -------------------------------------
                                       By: John R. Wark
                                           President and Chief Executive Officer